Exhibit 16.1

KPMG LLP
355 South Grand Avenue, Suite 2000
Los Angeles, California 90071-1568

February 12, 2004

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for ARTISTdirect, Inc. and, under the date of February 14, 2003, we reported on the consolidated financial statements of ARTISTdirect, Inc.as of and for the years ended December 31, 2002 and 2001. On February 6, 2004, our appointment as principal accountants was terminated. We have read ARTISTdirect Inc.’s statements included under Item 4 of its Form 8-K dated February 6, 2004, and we agree with such statements except that we are not in a position to agree or disagree with ARTISTdirect Inc.’s statement that the dismissal was recommended by the Company’s Audit Committee and approved by the Company’s Board of Directors.

Very truly yours,

/s/ KPMG LLP